UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 29, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to

Commission file number 1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation

Tax Deferred Investment Plan A

Financial Statements and Schedule

Years Ended October 29, 2005, and October 30, 2004

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

  Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A as of October 29, 2005, and October 30, 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 29, 2005, and October 30, 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 29, 2005, is presented for purposes of additional analysis and is  not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 21, 2006

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 29, 2005	October 30, 2004
Assets
Cash and cash equivalents	$1,025	$9,707
Investments	274,079,488	241,579,761
Contributions receivable from Hormel Foods Corporation	117,196	87,346
Contributions receivable from participants	303,434	171,937
Net assets available for benefits	$274,501,143	$241,848,751

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 29, 2005	October 30, 2004
Additions:
Contributions from Hormel Foods Corporation	$2,786,142	$2,181,707
Contributions from participants	17,374,275	16,855,916
Employee rollover	1,139,940	3,823,662
Interest and dividend income	2,779,978	2,771,333
	24,080,335	25,632,618

Deductions:
Distributions	12,129,012	11,987,491
Administrative expenses	159,417	219,565
	12,288,429	12,207,056

Net realized and unrealized appreciation in fair value of investments	20,860,486	23,634,378
Net additions	32,652,392	37,059,940
Net assets available for benefits at beginning of year	241,848,751	204,788,811
Net assets available for benefits at end of year	$274,501,143	$241,848,751

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements

October 29, 2005

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a contributory defined contribution plan covering employees of Hormel Foods Corporation (the Company or the Sponsor) and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during that six months.

Employees that have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3%). Participants that make a retirement savings election can authorize a deduction of 1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 and $650 per year for the plan years ended October 29, 2005, and October 30, 2004, respectively.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee and employer contributions are always 100% vested in the participants’ plan account.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. Principal and interest are paid ratably through payroll deductions.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.0% and 4.5% as of October 29, 2005, and October 30, 2004, respectively. The average yield on the Plan’s investment contract for the years ended October 29, 2005, and October 30, 2004, was 4.0% and 4.5%, respectively. Fair value of the investment contract was estimated to be approximately 98.3% of contract value as of October 29, 2005, and 97.0% of contract value as of October 30, 2004. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the year ended October 29, 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $20,860,486, as follows:

2005
Net appreciation in fair value during the year:
Nonpooled separate account	$5,952,271
Separate trust accounts	3,206,815
Pooled separate accounts	11,527,482
Common stock	(97,681)
Mutual funds	270,834
Other	765
$20,860,486

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 18% and 18% of total investments at October 29, 2005, and October 30, 2004, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 29, 2005	October 30, 2004
Nonpooled separate account:
Hormel Foods Corporation common stock	$48,337,161	$42,403,075
IBT Money Market Fund	986,323	781,027
Total nonpooled separate account	49,323,484	43,184,102

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	36,462,603	30,676,383
Moderate Growth Fund	28,136,902	24,563,408
Select Small Company Value Fund	13,943,324	12,872,433
Select Fundamental Value Fund	14,017,899		*

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	56,074,788	55,957,465

* Investment did not equal 5% or more of the Plan’s net assets at year-end.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 29, 2005	October 30, 2004
Net assets:
Hormel Foods Corporation common stock	$—	$2,264,065
IBT Money Market Fund	—	41,702
Total nonparticipant-directed investments	$—	$2,305,767

	Year Ended
	October 29 2005	October 30, 2004
Changes in net assets:
Interest and dividends	$3,795	$7,859
Net appreciation	377,528	420,457
Benefits paid to participants	(54,287)	(122,432)
Administrative expenses	(2)	—
Transfers to participant-directed investments	(2,632,801)	(6,543)
	$(2,305,767)	$299,341

Effective October 31, 2004, nonparticipant-directed investments in the Hormel Stock Fund were discontinued. The assets were transferred into the participant-directed portion of the Hormel Stock Fund.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Tax Deferred Investment Plan A

EIN: 41-0319970

Plan: 050

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 29, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, or Maturity Value	Current Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	2,494,394 units	$49,323,484

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	3,810,192 units	56,074,788

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	90,055 units	36,462,603
Moderate Growth Fund	2,069,518 units	28,136,902
Select Fundamental Value (Wellington)	121,408 units	14,017,899
Select Small Co. Value (Clover/TRP/EARNEST)	93,235 units	13,943,324
Select Large Cap Value Fund (Davis)	58,849 units	9,707,572
Conservative Growth Fund	657,087 units	8,913,543
Select Aggressive Growth Fund (Sands)	2,757,260 units	5,628,818
Select Indexed Equity Fund (Northern Trust)	16,071 units	5,050,462
Premier Core Bond (Babson Capital)	1,704 units	2,341,488
Conservative Journey	7,703 units	1,010,789
Total pooled separate accounts		125,213,400

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	746,564 units	12,569,328
Manager’s Special Equity Fund	751,565 units	8,747,685
American Funds Growth R4 Fund	521,457 units	6,765,206
Black Rock High Yield Bond	331,298 units	3,440,430
Total separate trust accounts		31,522,649

Self-directed brokerage accounts		5,831,168

Promissory notes*	Various notes from participants, bearing interest at 5.00% to 11.5%, due in various installments through September 2020	6,113,999
Total assets held for investment purposes		$274,079,488

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date:	April 27, 2006	By	/s/M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number
Description

23	Consent of Independent Registered Public Accounting Firm